

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2014

Via E-mail
Henry J. Herrmann
Chief Executive Officer
Waddell & Reed Financial, Inc.
6300 Lamar Avenue
Overland Park, Kansas 66202

   Re: **Waddell & Reed Financial, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2012
      Filed February 27, 2013
      File No. 001-13913

Dear Mr. Herrmann:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Angela Connell for

          Stephanie J. Ciboroski
          Senior Assistant Chief Accountant